UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): December 27, 2018

20/20 GENESYSTEMS, INC.

(Exact name of issuer as specified in its charter)

Delaware	51-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series B Preferred Stock and Common Stock into which the Series B Preferred Stock may be converted.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

On December 6, 2018, 20/20 GeneSystems, Inc. (the “Company”) entered into an Agreement with DigitalDx Ventures (“DDX”), pursuant to which the Company granted DDX a right to invest in the Company’s next equity financing round in an amount that would result in DDX’s purchase of up to 15% of the Company’s outstanding capital stock on a post-close and fully diluted basis. In the event the Company engages in a going public transaction at any time prior to such purchase by DDX, DDX shall be offered shares of the Company’s capital stock in an amount equal to 15% of the Company’s outstanding capital stock prior to any such going public transaction, at a price per share equal to the Company’s per share valuation in the previous equity financing round. The Agreement will expire at the first to occur of: (a) the closing of the Company’s next equity financing round of at least $5,000,000; or (b) such time as DDX owns at least 15% of the Company’s outstanding capital stock.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

20/20 GENESYSTEMS, INC.
a Delaware corporation

By:	/s/ Jonathan Cohen
Name:	Jonathan Cohen
Its:	Chief Executive Officer

Date:	December 27, 2018

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